November 30, 2012

Via Electronic Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: WhiteHorse Finance, LLC; Registration Statement on Form N-2; Registration File No. 333-183798

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several Underwriters, hereby join in the request of WhiteHorse Finance, LLC that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 4, 2012 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: November 26, 2012

(ii) Dates of distribution: November 26, 2012 through the date hereof

(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 11

(iv) Number of prospectuses so distributed: approximately 8,063.

(v) We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

DEUTSCHE BANK SECURITIES INC. J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. BARCLAYS CAPITAL INC.

By: Deutsche Bank Securities Inc.

By:	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director

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